UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18–K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT No. 6

to

ANNUAL REPORT

of

REPUBLIC OF CHILE

(Name of Registrant)

Date of end of last fiscal year: December 31, 2024

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Alejandro A. Gordano, Esq.

Allen Overy Shearman Sterling US LLP

599 Lexington Avenue, New York, NY 10022

*	The Registrant is filing this annual report on a voluntary basis.

TABLE OF CONTENTS

Explanatory Note
Signature
Exhibit Index

Explanatory Note

This amendment to the Republic of Chile’s (the “Republic” or “Chile”) Annual Report on Form 18–K for the fiscal year ended December 31, 2024 (the “Annual Report”) comprises:

(a)	Pages numbered 1 to 3 consecutively.

(b)	The following exhibits:

Exhibit 1: Conformed copy of the Underwriting Agreement for the €1,250,000,000 4.000% Notes due 2034, the €1,100,000,000 4.375% Notes due 2038 and the €750,000,000 4.750% Notes due 2046, dated July 27, 2026, between the Republic, Banco Santander, S.A., BNP PARIBAS, Goldman Sachs & Co. LLC and J.P. Morgan Securities plc.

Exhibit 2: Form of €1,250,000,000 4.000% Notes due 2034.

Exhibit 3: Form of €1,100,000,000 4.375% Notes due 2038.

Exhibit 4: Form of €750,000,000 4.750% Notes due 2046.

Exhibit 5: Post-Effective Legality Opinion of Allen Overy Shearman Sterling US LLP for the €1,250,000,000 4.000% Notes due 2034, the €1,100,000,000 4.375% Notes due 2038 and the €750,000,000 4.750% Notes due 2046.

Exhibit 6: Post-Effective Legality Opinion of Garrigues Chile Limitada for the €1,250,000,000 4.000% Notes due 2034, the €1,100,000,000 4.375% Notes due 2038 and the €750,000,000 4.750% Notes due 2046.

This amendment to the Annual Report is filed subject to the Instructions for Form 18–K for Foreign Governments and Political Subdivisions thereof.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, the Republic of Chile, has duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santiago, Chile, on the 3rd day of August, 2026.

REPUBLIC OF CHILE

By:	/s/ Jorge Quiroz Castro
Jorge Quiroz Castro
Minister of Finance
Republic of Chile